
March 24, 2011

Via E-mail

Christopher Glover
Chief Executive Officer
Diamond Information Institute, Inc.
1810 E. Sahara Ave, Suite 1515
Las Vegas, Nevada 89102

> **Re:** **Diamond Information Institute, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010 and December 16, 2010, respectively**
> **Form 10-Q/A for the quarterly period ended June 30, 2010**
> **Filed December 16, 2010**
> **File No. 333-149978**

Dear Mr. Glover:

We issued comments to you on the above captioned filings on January 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 7, 2011, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 7, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robert Babula at 202-551-3339 or the undersigned at (202) 551-3377 if you have any questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief